SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 11, 2003

CHURCHILL DOWNS INCORPORATED
(Exact name of registrant as specified in its charter)

Kentucky	0-1469	61-0156015
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(IRS Employer Identification No.)

(700 Central Avenue, Louisville, KY 40208
(Address of principal executive offices)
(Zip Code)

(502) 636-4400
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

1

CHURCHILL DOWNS INCORPORATED

I N D E X

ITEM 1-4.   Not applicable

ITEM 5.   Other Events

                 Copy of press release is set forth in Exhibit 99 to this filing and
                 incorporated herein by reference

ITEM 6.   Not applicable

ITEM 7.   Financial statements and exhibits

        (a) Financial statements of business acquired
            Not applicable

        (b) Pro forma financial information
            Not applicable

        (c) Exhibits
            - Exhibit 99   Press release dated Febraury 11, 2003

ITEM 8-9.   Not applicable

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                         CHURCHILL DOWNS INCORPORATED

    February 11, 2003   \s\Michael E. Miller
                                         Michael E. Miller
                                         Chief Financial Officer
                                         (Principal Accounting Officer)